SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                    Form 11-K



(Mark One)

|X|   ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES
      EXCHANGE ACT OF 1934 (FEE REQUIRED) for the fiscal year ended December 31, 2002 or


|_|   TRANSACTION REPORT PURSUANT TO SECTION 15 (d) OF THE
      SECURITIES AND EXCHANGE ACT OF 1934 (NO FEE REQUIRED) for the transaction period from ______________ to ___________________.


Commission File Number 0-11716

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  Community Bank System, Inc.
                  Employee Savings and Retirement Plan
                  5790 Widewaters Parkway
                  DeWitt, New York  13214


B. Name of Issuer of the securities held pursuant to the plan and the address of its principal executive office.

                  Community Bank System, Inc.
                  5790 Widewaters Parkway
                  DeWitt, New York  13214

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                COMMUNITY BANK SYSTEM, INC.
                                                EMPLOYEE SAVINGS AND
                                                RETIREMENT PLAN

                                                COMMUNITY BANK, N. A., Trustee


Dated:  June 30, 2003                           By:  /s/Charles M. Ertel
                                                     -------------------
                                                     Charles M. Ertel,
                                                     Chief Accounting Officer

Community Bank System, Inc.
Employee Savings and
Retirement Plan
Financial Statements
December 31, 2002 and 2001

Community Bank System, Inc.
Employee Savings and Retirement Plan
Index
December 31, 2002 and 2001
--------------------------------------------------------------------------------

                                                                         Page(s)

Report of Independent Auditors .............................................   2

Financial Statements

Statements of Net Assets Available for Benefits, ...........................   3

Statements of Changes in Net Assets Available for Benefits, ................   4

Notes to Financial Statements .............................................. 5-8

Supplemental Schedule

Schedule of Assets Held for Investment Purposes, ...........................   9

                                                      PricewaterhouseCoopers LLP
                                                      One Lincoln Center
                                                      Syracuse NY 13202
                                                      Telephone (315) 474 8541
                                                      Facsimile (315) 473 1385

                         Report of Independent Auditors

Compensation Committee and Participants of
Community Bank System, Inc.
   Employee Savings and Retirement Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Community Bank System, Inc. Employee Savings and Retirement Plan (the "Plan") at December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

June 19, 2003

Community Bank System, Inc.
Employee Savings and Retirement Plan
Statements of Net Assets Available for Benefits
December 31, 2002 and 2001
--------------------------------------------------------------------------------

Assets                                                  2002             2001

Investments at fair value:
    Mutual funds                                     $21,178,625     $20,517,650
    Common stock of Plan sponsor                      10,605,978       7,989,756
    Loans to participants                              1,057,551         920,962

Contributions receivable - employee                           --          64,436

Contributions receivable - employer                      459,406         409,790
                                                     -----------     -----------

        Net assets available for benefits            $33,301,560     $29,902,594
                                                     ===========     ===========

The accompanying notes are an integral part of the financial statements.

Community Bank System, Inc.
Employee Savings and Retirement Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2002 and 2001
--------------------------------------------------------------------------------

                                                              2002              2001
Additions
Employee contributions                                   $  3,158,388    $  2,036,935
Employer contributions                                      1,162,120         947,979
Transfers in from merged plans (Note B)                            --       2,561,546
Interest income                                                18,818          57,192
Dividend income                                             1,044,084       1,159,245
Net depreciation in the fair value of investments            (767,771)       (627,363)
                                                         ------------    ------------

                                                            4,615,639       6,135,534
                                                         ------------    ------------

Deductions
Participant benefits paid                                   1,143,335       2,202,270
Administrative expenses                                        73,338          74,276
                                                         ------------    ------------

                                                            1,216,673       2,276,546
                                                         ------------    ------------

        Net increase in plan assets                         3,398,966       3,858,988

Net assets available for benefits, beginning of year       29,902,594      26,043,606
                                                         ------------    ------------

        Net assets available for benefits, end of year   $ 33,301,560    $ 29,902,594
                                                         ============    ============

The accompanying notes are an integral part of the financial statements.

Community Bank System, Inc.
Employee Savings and Retirement Plan
Notes to Financial Statements
December 31, 2002 and 2001
--------------------------------------------------------------------------------

A.    Description of the Plan

      The following description of the Community Bank System, Inc. Employee Savings and Retirement Plan ("the Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

      General

      The Plan is a defined contribution plan which covers substantially all Community Bank System, Inc. (the "Company") employees who are age eighteen or older. Employees must have 1 year of service to be eligible for the Company's contribution. The Plan is subject to the provisions of the Employment Retirement Income Security Act of 1974 (ERISA).

      Contributions

      Participants may make voluntary contributions of up to 90% of their total compensation on a pre-tax or after-tax basis up to a maximum contribution of $11,000. Voluntary cash contributions of up to 6% of total eligible compensation are matched 50% by the Company and amounted to $723,732 and $534,988 in 2002 and 2001, respectively. In addition, the Company may make discretionary profit sharing contributions to the Plan which are allocated to individual participant accounts. Such voluntary contributions amounted to $388,135 and $303,525 in 2002 and 2001, respectively. Within certain maximum limitations, the amount of the Bank's annual discretionary contributions are determined by the Board of Directors.

      Participant Accounts

      Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocation of Plan earnings and administrative expenses are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Forfeited accounts are allocated annually to eligible participant accounts based on the ratio of each eligible participant's compensation to total eligible participant compensation. Forfeited accounts allocated to eligible participants amounted to $9,087 and $16,628 for 2002 and 2001, respectively.

      Vesting

      Participants are immediately vested in their contributions and the Company's discretionary profit sharing contributions. Vesting in the Company's matching contribution portion plus actual earnings thereon is based on years of continuous service. A participant is 100 percent vested after three years of service.

      Participant Loans

      Participants may borrow from the Plan a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loans are secured by the balance in the participant's account and bear interest at a rate of prime plus two percent.

      Payment of Benefits

      Normal retirement date for participants under the Plan is the later of age 65 or the completion of 5 years of service. Upon termination of service due to death, disability or retirement, the participant will receive either a lump sum amount or installment payments equal to the value of the participant's vested interest in his or her account.

Community Bank System, Inc.
Employee Savings and Retirement Plan
Notes to Financial Statements
December 31, 2002 and 2001
--------------------------------------------------------------------------------

      Plan Termination

      Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue contributions at any time and terminate the Plan subject to the terms of ERISA. In the event of a termination of the Plan, the net assets of the Plan are to be set aside for participating employees based upon balances then credited to individual accounts. Participants shall be vested 100% in the assets so allocated to their accounts.

B.    Significant Accounting Policies

      Basis of Accounting

      The financial statements included herein have been prepared on an accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

      Investments

      Investments are stated at aggregate fair value, except for the SEI Stable Asset GIC Fund which is stated at cost. Securities which are traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. Participant loan receivable balances are reported at cost.

      The Plan presents in the statement of changes in net assets, the net appreciation (depreciation) in the fair value of its investments which consists of realized gains or losses and unrealized appreciation (depreciation) on those investments.

      Purchases and sales of securities are recorded on the settlement date. Gains or losses on sales of securities are based on average cost. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

      Payment of Benefits

      Benefits are recorded when paid.

      Inactive Accounts

      Account balances of individuals who have withdrawn from participation in the Plan were approximately $5,540,627 and $4,731,372 at December 31, 2002 and 2001, respectively.

      Transfers in From Merged Plans

      During 2001, the Company acquired First Liberty Bank Corp. and Citizens National Bank of Malone. Subsequent to acquisition the defined contribution plans were terminated and merged into the Company plan.

      Use of Estimates

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Community Bank System, Inc.
Employee Savings and Retirement Plan
Notes to Financial Statements
December 31, 2002 and 2001
--------------------------------------------------------------------------------

      Risks and Uncertainties

      The plan provides for various investment options in combination of mutual funds and Company stock. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risk in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

C.    Investments

      Investments are held within various common funds maintained by the Community Bank, N.A. Trust Department. Participants, at their discretion, may allocate contributions and account balances between various investment options offered by the Plan. The Plan administrator's description of these options is as follows:

      Community Bank System, Inc. Stock Fund and Payroll Stock Ownership Fund - these Funds invest in the common stock of the Plan sponsor, which is traded on the New York Stock Exchange under the symbol "CBU".

      Guaranteed Investment Contract Fund - invests in the SEI Stable Asset GIC Fund, a mutual fund that holds primarily a diversified portfolio of stable value contracts issued by insurance companies and banks. Investments in the SEI Stable Asset GIC Fund are not marketable securities and are reported at cost.

      Washington Mutual Investors Fund - a mutual fund that invests in common stocks and securities convertible into such common stocks.

      Federated Total Return Bond Fund - a mutual fund seeking to provide total return by investing primarily in a diversified portfolio of investment grade fixed income securities.

      Manager Special Equity Fund - a mutual fund that invests in equity securities of small- and medium-sized U.S. companies.

      Massachusetts Investors Growth Fund - a mutual fund that invests in common stocks and securities convertible into common stocks that offer long-term growth.

      EuroPacific Growth Fund - a mutual fund that invests in stocks of issuers located in Europe or the Pacific Basin.

      Dreyfus S&P 500 Index Fund - a mutual fund that invests in equities and seeks to match the performance of the S&P 500 Composite Stock Price Index.

      Federated Mid-Cap Index Fund - a mutual fund primarily that invests in stocks of U.S. companies.

      TD Waterhouse IDA Account - participants select the investment securities including equity securities, stocks and bonds.

Community Bank System, Inc.
Employee Savings and Retirement Plan
Notes to Financial Statements
December 31, 2002 and 2001
--------------------------------------------------------------------------------

      The fair value of individual investments which represent 5% or more of net assets available for benefits at December 31, 2002 are as follows:

      Common Stock of Plan Sponsor,
         Community Bank System, Inc.                                $10,605,978
      SEI Stable Asset GIC Fund                                       8,095,573
      Washington Mutual Investors Fund                                5,418,673
      Federated Total Return Bond Fund                                2,743,170

      During 2002, the Plan's investments appreciated/(depreciated) in value as follows:

      Mutual Funds                                                  $(2,372,745)
      Common Stock of Plan Sponsor                                    1,604,974
                                                                    -----------
          Total net depreciation in fair value of investments       $  (767,771)
                                                                    ===========

D.    Transactions with Parties-in-Interest

      The assets of the Plan are managed by Benefit Plans Administrators ("BPA"), a subsidiary of Community Bank System, Inc. The Bank paid BPA $73,338 and $73,791 for record keeping, trustee and other services in 2002 and 2001, respectively.

      The Plan held 338,308 and 304,953 shares of the sponsor company common stock at December 31, 2002 and 2001, respectively. The cost of these shares at December 31, 2002 and 2001 is $5,915,539 and $4,844,351,
      respectively, and their fair value at December 31, 2002 and 2001 is $10,605,978 and $7,989,756, respectively. Dividends received on the investment in Community Bank System, Inc. common stock amounted to $349,520 and $305,946 for the years ended December 31, 2002 and 2001, respectively. The Plan sold 44,674 and 54,620 shares of Community Bank System, Inc. common stock during 2002 and 2001, respectively, and purchased 52,935 and 83,301 shares of Community Bank System, Inc. common stock during 2002 and 2001, respectively.

E.    Income Tax Status

      The Plan obtained its most recent determination letter on December 27, 1995, in which the Internal Revenue Service stated that the plan, as then designed, was in compliance with Section 401(a) of the Internal Revenue Code. The Plan has been amended since receiving the determination letter, however, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

Community Bank System, Inc.
Employee Savings and Retirement Plan
Schedule of Assets Held for Investment Purposes
December 31, 2002
--------------------------------------------------------------------------------

                                                             Par Value, Number of
                  Investment                               Shares or Interest Rate                        Fair Value

Community Bank System, Inc.                         Common Stock - 338,308 shares                        $ 10,605,978
SEI Stable Asset GIC Fund                           Guaranteed Investment
                                                       Contract - 8,095,573 shares                          8,095,573
Washington Mutual Investors Fund                    Mutual Fund - 230,484 shares                            5,418,673
Federated Total Return Bond Fund                    Mutual Fund - 254,233 shares                            2,743,170
Manager Special Equity Fund                         Mutual Fund - 25,224 shares                             1,389,311
Massachusetts Investors Growth Fund                 Mutual Fund - 135,491 shares                            1,250,582
EuroPacific Growth Fund                             Mutual Fund - 49,066 shares                             1,127,043
Dreyfus S&P 500 Index Fund                          Mutual Fund - 33,451 shares                               856,354
Federated Mid-Cap Index Fund                        Mutual Fund - 12,098 shares                               172,513
TD Waterhouse IDA Account                                                                                     125,406
Participant loans                                   Various                                                 1,057,551
                                                                                                         ------------
                                                                                                         $ 32,842,154
                                                                                                         ============

                         CONSENT OF INDEPENDENT AUDITORS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-61916, 333-61672, 333-17011, 333-16635, and
033-60607) of Community Bank System, Inc of our report dated June 19, 2003 relating to the financial statements of the Community Bank System, Inc. Employee Savings and Retirement Plan which appears in this Form 11-K.


/s/ Pricewaterhousecoopers LLP

Syracuse, New York
June 19, 2003